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EXHIBIT 99(a)(1)(vi)

[FORM OF LETTER REGARDING ACCEPTANCE OF TENDER]

Dear                        :

        On behalf of Liberty Media Corporation ("Liberty"), I am writing to you regarding Liberty's recent offer to purchase for cash outstanding options granted under the Liberty Livewire Corporation 2001 Incentive Plan (formerly known as Liberty Livewire Corporation 2000 Incentive Plan) and the Four Media Company 1997 Stock Plan, each as amended through the date hereof. All capitalized terms used in this letter that are not defined herein have the meaning given to those terms in that certain Offer to Purchase dated as of May 24, 2005.

        The Offer expired on                        . Promptly after the expiration of the Offer and pursuant to the terms and conditions of the Offer, Liberty accepted for purchase all properly tendered and not validly withdrawn eligible options. We are pleased to inform you that we have accepted your Election Form in connection with the Offer and have terminated the eligible options you tendered. You now have the right to receive cash upon the terms and subject to the conditions of the Offer to Purchase and your Election Form, which will be paid to you as soon as practicable.

        Enclosed is a copy of your Election Form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

        If you have any questions, please contact me at (720) 875-4317.

Sincerely,
Debbie Watkins

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[FORM OF LETTER REGARDING ACCEPTANCE OF TENDER]